PRA Corporate Headquarters

4130 ParkLake Avenue  •  Suite 400  •  Raleigh, North Carolina 27612  •  USA

P +1 919.786.8200  •  F +1 919.786.8201

prahs.com

November 7, 2014

VIA EDGAR

Re:          PRA Health Sciences, Inc.

Registration Statement on Form S-1

File No. 333-198644

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: John Reynolds

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PRA Health Sciences, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Washington, D.C. time, on November 12, 2014, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

PRA HEALTH SCIENCES, INC.

By:	/s/ Timothy J. McClain
	Name:	Timothy J. McClain
	Title:	Vice President of Legal Affairs

[Signature Page – Acceleration Request]